Exhibit 99.(10)(b)

AMENDMENT TO AMENDED AND RESTATED DISTRIBUTION PLAN

of

SENTINEL GROUP FUNDS, INC.

Pursuant to Rule 12b-1

This amendment (this “Amendment”) is made as of March   , 2016 and amends the Amended and Restated Distribution Plan (the “12b-1 Plan”) dated as of June 30, 2012 of Sentinel Group Funds, Inc., a Maryland corporation (the “Company”).

WITNESSETH:

WHEREAS, the Directors of the Company, including a majority of the non-interested Directors (as defined in Section 9 of the 12b-1 Plan), have determined to amend the 12b-1 Plan with respect to the Small Company Fund as set forth herein and have determined that there is a reasonable likelihood that adoption of this Amended and Restated Distribution Plan will benefit such Fund and its shareholders.

NOW, THEREFORE, the Company hereby adopts, and the Distributor hereby agrees to the following:

1.  Amendment to Paragraph 1:  Paragraph 1 of the 12b-1 Plan is hereby deleted in its entirey and replaced with the following:

The Company shall, for the purpose and on the further terms and conditions set forth herein, pay to the Distributor an amount equal to the aggregate of the distribution expenditures relating to the sale of the shares of common stock of each Fund of the Company, up to a maximum of 0.25% per annum of average daily net assets in the case of each of the Funds classified by the Board of Directors of the Fund as “equity funds” (“Equity Funds”), and 0.20% per annum of average daily net assets in the case of each of the Funds classified by the Board of Directors as “fixed income funds” (“Fixed Income Funds”).

All other terms and provisions of the 12b-1 Plan remain in full force and effect.